

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

<u>Via U.S. Mail</u>
Michael Forster
Principal Executive Officer
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re:** **Power-Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **Amendment No. 1 to**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed December 23, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 10, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-30215**

Dear Mr. Forster:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Andrew Mew

     Andrew Mew
     Accounting Branch Chief